Credit Suisse Cash Reserve

Ceasing control of Credit Suisse Cash Reserve:

As of December 31, 2003, NEUBERGER & BERMAN ("Shareholder") owned 21,493,112.810 shares of the Fund, which represented approximately
26.3% of the outstanding shares of the Fund. As of December 31, 2004, Shareholder owned 3,569,960.010 shares of the Fund, which represented 4.3% of the outstanding shares of the Fund. Shareholder redeemed 15,457,268.030 shares on June 14, 2004 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of
the Fund.   Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

Obtaining control of Credit Suisse Cash Reserve:

As of December 31, 2003, CSWP MONEY FUND SETTLEMENT ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of December 31,2004 , Shareholder owned 24,167,724.130 shares of the Fund, which represented approximately 29.5% of the outstanding shares of the Fund. Shareholder purchased 18,181,728.970 shares on December 31, 2004 (the "Transaction").
  It appears that the Transaction resulted in Shareholder beneficially
owning more than 25% of the Fund.   Accordingly, Shareholder may be
presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.